Exhibit 99.3

ZenaTech Advances its Autonomous AI Drone Power Wash Platform and Dubai Drone as a Service Presence

Vancouver, British Columbia, (February 17, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces it is advancing its AI autonomous drone power wash system designed for building cleaning and outdoor maintenance applications using its ZenaDrone IQ Square drone. The power wash system is currently undergoing testing and validation at a private flight-testing facility in Dubai while the company continues to advance plans to open a Drone as a Service location in the city. Designed for buildings, industrial infrastructure, government properties, and public spaces, the power wash system is being developed to leverage intelligent automated flight control and LiDAR scanning, to deliver high-precision cleaning with minimal manual labor.

“Our tethered, AI-powered drone autonomy platform is designed to transform building cleaning and maintenance from a labor-intensive, high-risk service into a scalable, technology-driven automated solution. By eliminating work at height, reducing labor dependency, and using LiDAR and AI to precisely target cleaning, we plan to deliver faster and more consistent results, safer operations, and lower water and chemical usage,” said Shaun Passley, Ph.D., ZenaTech CEO. “The global drone-based cleaning services market is growing at 17% annually, projected to reach over USD 13 billion by 2030. We plan to leverage this opportunity by modernizing a traditional manual industry with drones, data and AI at its core. Dubai’s rapid building growth plus demanding maintenance requirements provides an ideal setting to test and validate our system laying the foundation for market expansion through our Drone as a Service network.”

The drone-based power washing process consists of a drone scan of a building with LiDAR to create a 3D map and identify areas that need deeper cleaning. AI software is being developed to generate an optimized wash plan, directing the drone to target high-dirt zones and adjusting pressure and coverage as needed. Supplied continuously with tethered power and water, the drone autonomously executes the cleaning route while an operator can supervise from the ground.

The Company also disclosed progress towards the opening of its Drone as a Service location in Dubai, having hired business development staff and currently in the process of training drone pilots. The Company has selected and is currently in the process of leasing a 2200 sq. ft. business sales office to complement its existing 3,000 sq. ft. drone operations warehouse to serve DaaS customers with power washing and other DaaS offerings. In concert, the Dubai office is in the process of scaling its scope of business and aviation permits to support testing and increased urban operations.

The ZenaDrone IQ Square is an advanced AI-powered autonomous drone with a footprint of 40X40 and 50X50 inches in size, in a rotary VTOL (Vertical Takeoff and Landing) design. It is designed to perform visual-line-of-sight inspections and surveillance applications for business and government, and power washing applications using a tethered water and power supply. Equipped to use interchangeable state-of-the-art cameras, sensors, and attachments, the IQ Square can carry a payload of up to seven kilograms and offers a battery flight time of approximately 20 minutes with autonomous recharging through landing on a charging pad.

ZenaTech’s Drone as a Service platform is designed to provide business and government customers with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture applications, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech methodologies ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global network of through acquisitions and corporate-owned locations, as well as integrating drone workflows and adding new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business servies and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.